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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*


                      LOUIS DREYFUS NATURAL GAS CORP.
-------------------------------------------------------------------------------
                             (Name of Issuer)


                              COMMON STOCK
-------------------------------------------------------------------------------
                      (Title of Class of Securities)

                               546011 10 7
-------------------------------------------------------------------------------
                             (CUSIP Number)


 ANDREW J. CONNELLY, ESQ., GENERAL COUNSEL, LOUIS DREYFUS HOLDING COMPANY INC.,
           10 WESTPORT ROAD, WILTON, CT 06897-0810, (203) 761-8444
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                            FEBRUARY 7, 1997
-------------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement / / . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Exhibit Index on Page 19

                                  SCHEDULE 13D


CUSIP NO.   546011 10 7
         -----------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     S.A. Louis Dreyfus et Cie.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /

     Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC/AF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     France
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  20,630,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  None
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  20,630,000 shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     20,630,000 shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
     Not Applicable                                                         / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     74.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.   546011 10 7
         -----------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Louis Dreyfus Holding Company Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /

     Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC/AF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  20,630,000 shares
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  None
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  20,630,000 shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     20,630,000 shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
     Not Applicable                                                         / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     74.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.   546011 10 7
         -----------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Louis Dreyfus Commercial Activities Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /

     Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC/AF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  20,630,000 shares
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  None
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  20,630,000 shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     20,630,000 shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
     Not Applicable                                                         / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     74.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.   546011 10 7
         -----------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Louis Dreyfus Natural Gas Holdings Corp.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /

     Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC/AF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  20,000,000 shares
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  None
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  20,000,000 shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     20,000,000 shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
     Not Applicable                                                         / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     71.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        This Amendment No. 2 to the Schedule 13D of the Louis Dreyfus Group (as defined below), dated December 6, 1994, as amended by Amendment No. 1 thereto dated February 22, 1995 (the "Schedule 13D"), in respect of shares of Common Stock, par value $.01 per share, of Louis Dreyfus Natural Gas Corp., amends and restates the Schedule 13D to read in its entirety as set forth below.

ITEM 1. SECURITY AND ISSUER

        This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Louis Dreyfus Natural Gas Corp., an Oklahoma corporation (the "Issuer"), which has its principal executive offices at 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma 73134.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is filed by S.A. Louis Dreyfus et Cie., a corporation organized under the laws of France ("SALD"), Louis Dreyfus Holding Company Inc., a Delaware corporation ("LDHC"), Louis Dreyfus Commercial Activities Inc. ("LDCA"), a Delaware corporation, and Louis Dreyfus Natural Gas Holdings Corp., a Delaware corporation ("NGHC"). (SALD, LDHC, LDCA and NGHC, collectively, are sometimes referred to herein as the "Louis Dreyfus Group".)

        SALD is a privately-held corporation engaged in various businesses, including international merchandising and exporting of various commodities, ownership and management of ocean vessels, real estate ownership, development and management, manufacturing, and natural gas and petroleum product marketing. SALD's principal business and office address is 87 Avenue de la Grande Armee, 75782 Paris, France.

        LDHC is a wholly-owned subsidiary of SALD and is itself a holding company of subsidiaries which engage principally in commodities trading and merchandising and real estate activities. The principal business and office address of LDHC is 10 Westport Road, Wilton, Connecticut 06897-0810.

        LDCA is a wholly-owned subsidiary of LDHC and is a company which holds interests in various other corporations. The principal business and office address of LDCA is 10 Westport Road, Wilton, Connecticut 06897-0810.

        NGHC is a wholly-owned subsidiary of LDCA and is engaged in the business of holding 20,000,000 of the shares of the Common Stock owned by the Louis Dreyfus Group. The principal business and office address of NGHC is 3411 Silverside Road, Baynard Building, Suite 210E, Wilmington, Delaware 19810.

        Information with respect to the executive officers and directors of SALD, LDHC, LDCA and NGHC, including (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship, is listed on the Schedules attached hereto as Annexes A, B, C and D, respectively, which are incorporated herein by reference.

        None of SALD, LDHC, LDCA or NGHC, nor, to the best of their knowledge, any executive officer or director of any of them, has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The Issuer's predecessor was acquired by the Louis Dreyfus Group on July 18, 1990, for $46.6 million provided from the Louis Dreyfus Group's general corporate funds. Subsequent to 1990, the Louis Dreyfus Group acquired or established other subsidiaries or affiliates to conduct various related oil and gas acquisition and marketing activities. In November 1993, through various intercompany mergers, the Issuer succeeded to certain of these businesses, with NGHC owning 20,000,000 shares of the Common Stock, representing all of the issued and outstanding shares of such Stock. In November 1993, the Issuer completed an initial public offering of 7,800,000 shares of the Common Stock (the "IPO") at a price of $18.00 per share. During the period from June 29, 1994 through November 21, 1994, NGHC purchased 590,500 additional shares of the Common Stock on the open market for an aggregate of $8,344,725. The funds for these purchases were provided from the general corporate funds of the Louis Dreyfus Group.

        On December 22, 1994, NGHC declared a dividend of 590,500 shares of the Common Stock to its immediate parent corporation, LDCA. On December 29, 1994, 5,000 of these shares were transferred from NGHC to LDCA, and on January 1, 1995, the remaining 585,500 such shares were transferred from NGHC to LDCA.

        During the period from December 27, 1994 through February 23, 1995, LDCA purchased 39,500 additional shares of the Common Stock on the open market for an aggregate of $462,875 bringing the total number of shares of the Common Stock owned by LDCA to 630,000.

The funds for the above purchases were provided from the general corporate funds of the Louis Dreyfus Group.

ITEM 4. PURPOSE OF TRANSACTION

        Until the IPO in November 1993, the Issuer was an indirect wholly-owned subsidiary of SALD, and the Louis Dreyfus Group had the ability to exercise control over the management and operations of the Issuer. The IPO reduced the Louis Dreyfus Group's ownership in the Issuer to approximately 71.9%. However, during the period from June 29, 1994 through February 23, 1995, through the purchase of 630,000 additional shares of the Common Stock on the open market, the Louis Dreyfus Group increased its ownership to approximately 74.2%. Six of the eight directors of the Issuer are present or former employees of SALD or its subsidiaries, and the Louis Dreyfus Group has maintained the ability to control the outcome of matters upon which stockholders of the Issuer vote.

        In a press release dated February 7, 1997, the Issuer announced that it had filed a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") relating to the offering by the Company of 2,750,000 shares of Common Stock. The Registration Statement also covers 2,750,000 shares to be sold by the Louis Dreyfus Group, plus an additional 825,000 shares which may be sold by the Louis Dreyfus Group pursuant to an underwriter's over-allotment option. The primary offering by the Issuer and the secondary offering by the Louis Dreyfus Group will further increase the number of shares and percentage of the Company owned by the public. The Louis Dreyfus Group anticipates that the offering will occur as soon as practicable after the Registration Statement has been declared effective by the SEC.

        Subject to the arrangements described in Item 6 below, there is no agreement between any member of the Louis Dreyfus Group and any other party, including the Issuer, that would prevent the Louis Dreyfus Group from acquiring or disposing of shares of the Common Stock. Depending upon market conditions, financial considerations and other factors, the Louis Dreyfus Group may purchase or sell additional shares of Common Stock, if appropriate opportunities to do so are available, at such times as the Louis Dreyfus Group considers advisable.

        Subject to the foregoing, none of SALD, LDHC, LDCA or NGHC has any present plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)   Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)  As of the date hereof and subject to the arrangements described in
Item 6 below, NGHC is the direct beneficial owner of 20,000,000 shares of the Common Stock, representing approximately 71.9% of the issued and outstanding shares of the Common Stock. LDCA is the direct beneficial owner of 630,000 shares of the Common Stock and the indirect beneficial owner of the 20,000,000 shares held by NGHC, for a total of 20,630,000 shares of the Common Stock, representing approximately 74.2% of the issued and outstanding shares of Common Stock. SALD and LDHC are the indirect beneficial owners of the 20,630,000 shares of Common Stock beneficially owned by LDCA, representing approximately 74.2% of the issued and outstanding shares of the Common Stock.

        Except as listed on the Schedule attached hereto as Annex E, which is incorporated herein by reference, to the best knowledge of SALD, LDHC, LDCA and NGHC, none of their respective executive officers or directors (i) beneficially owns any Common Stock (other than in his or her capacity as an executive officer or director of such corporations) or (ii) has the right to acquire any Common Stock.

        (b) SALD, LDHC and LDCA share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 20,630,000 shares of the Common Stock which they beneficially own. In addition, NGHC shares with SALD, LDHC and LDCA power to vote or to direct the vote and power to dispose or to direct the disposition of 20,000,000 of such shares.

        To the best knowledge of SALD, LDHC, LDCA and NGHC, none of their respective executive officers or directors has the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by such corporations (other than in his or her capacity as an executive officer or director of such corporations).

        To the best knowledge of SALD, LDHC, LDCA and NGHC, each of their respective executive officers and directors have sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by such executive officer or director.

        (c) No purchases or sales of the Common Stock have been made by the Louis Dreyfus Group during the past 60 days.

        To the best knowledge of SALD, LDHC, LDCA and NGHC, no executive officer or director of any of them has effected any transactions in shares of the Common Stock during the past 60 days.

        (d) Subject to the arrangements described in Item 6 below, to the best knowledge of SALD, LDHC, LDCA and NGHC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by such corporations.

        (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER

        Except as described below and except for the Issuer's Stock Option Plan, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of SALD, LDHC, LDCA or NGHC or, to the best of their knowledge, any executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Twenty million of the shares of the Common Stock owned by NGHC have been pledged to a syndicate of French banks (the "Banks") to secure loans made by the Banks to a member of the Louis Dreyfus Group. A default by the borrower under the terms of the loans could result in the sale of all or a portion of the pledged shares and a change of control of the Issuer. Upon the Louis Dreyfus Group's participation in the public offering referred to in the second paragraph of item 4, up to 3,575,000 of such shares will be released from such pledge and sold.

        Pursuant to a Registration Rights Agreement dated as of November 9, 1993 between the Issuer and NGHC, the Louis Dreyfus Group is entitled to certain rights to register 20,000,000 shares of the Common Stock. However, pursuant to the Assignment and Assumption Agreement dated as of December 20, 1994 among SALD and the Banks and the Subordinate Assignment and Assumption Agreement dated as of December 27, 1995 among SALD and certain of the Banks, the Banks, as pledgees, may become entitled to certain rights to register the pledged shares of the Common Stock under certain circumstances.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        1. Written Agreement of SALD, LDHC, LDCA and NGHC relating to the filing of this Amendment as required by Rule 13d-1(f)

        2. Pledge Agreement dated as of December 23, 1994 among SALD, Societe Generale, Banque Nationale de Paris, Credit Lyonnais, Caisse Centrale des Banques Populaires, Banque Francaise du Commerce Exterieur, Caisse Nationale de Credit Agricole, Credit Industriel et Commercial, Banque Indosuez and Credit National.*

        3. Subordinate Pledge Agreement dated as of December 27, 1995 among SALD, Societe Generale and Banque Nationale de Paris.

        4. Registration Rights Agreement dated as of November 9, 1993 between the Issuer and NGHC.

        5. Assignment and Assumption Agreement dated as of December 20, 1994 among SALD, Societe Generale, Banque Nationale de Paris, Credit Lyonnais, Caisse Centrale des Banques Populaires, Banque Francaise du Commerce Exterieur, Caisse Nationale de Credit Agricole, Credit Industriel et Commercial, Banque Indosuez and Credit National.

        6. Subordinate Assignment and Assumption Agreement dated as of December 27, 1995 among SALD, Societe General and Banque Nationale de Paris.







-------------------
* Filed as an exhibit to Amendment No. 1 to the Schedule 13D of the Louis Dreyfus Group dated January 1, 1995.

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, correct and complete.

                                       S.A. Louis Dreyfus et Cie.


February 18, 1997                      By: /s/ Gerard Louis-Dreyfus
                                          -----------------------------------
                                          Gerard Louis-Dreyfus
                                          Chairman


                                       Louis Dreyfus Holding Company Inc.


February 18, 1997                      By: /s/ Thomas Scheuer
                                          -----------------------------------
                                          Thomas Scheuer
                                          Vice President


                                       Louis Dreyfus Commercial Activities Inc.


February 18, 1997                      By: /s/ Peter B. Griffin
                                          -----------------------------------
                                          Peter B. Griffin
                                          Vice President


                                       Louis Dreyfus Natural Gas Holdings Corp.


February 18, 1997                      By: /s/ Connie S. Linhart
                                          -----------------------------------
                                          Connie S. Linhart
                                          President and Treasurer

                                                                       ANNEX A


S.A. LOUIS DREYFUS ET CIE. ("SALD")

==============================================================================
Name and Business Address
(all business addresses are
S.A. Louis Dreyfus et Cie.
87 Avenue de la Grande Armee    Present Principal Occupation
75782 Paris, France             or Employment (all with SALD
unless otherwise indicated)     unless otherwise indicated)        Citizenship
==============================================================================
DIRECTORS
------------------------------------------------------------------------------
Bernard Baldensperger           Directeur General                    France
------------------------------------------------------------------------------
Claude Boquin                   Retired                              France
------------------------------------------------------------------------------
Jean Louis-Dreyfus              Vice President Directeur General     France
------------------------------------------------------------------------------
Gerard Louis-Dreyfus            Chairman                             U.S.A.
Louis Dreyfus Corporation
405 Lexington Avenue
New York, New York 10174
------------------------------------------------------------------------------
Pierre Louis-Dreyfus            Vice President Directeur General     France
------------------------------------------------------------------------------
Jean-Hubert Pietra              Retired                              France
------------------------------------------------------------------------------
Jean Pinchon                    Retired                              France
------------------------------------------------------------------------------
Philippe Pourier D'Orsay        Managing Director of Louis           France
                                  Dreyfus Armateurs
------------------------------------------------------------------------------
Ernest F. Steiner               President and Chief Financial        U.S.A.
Louis Dreyfus Holding             Officer of Louis Dreyfus
Company Inc.                      Holding Company Inc.
10 Westport Road
Wilton, CT  06897
------------------------------------------------------------------------------
EXECUTIVE OFFICERS
(who are not Directors)
------------------------------------------------------------------------------
None
==============================================================================

                                                                       ANNEX B


LOUIS DREYFUS HOLDING COMPANY INC. ("LDHC")

==============================================================================
Name and Business Address
(all business addresses are
Louis Dreyfus Holding
  Company Inc.
10 Westport Road
P.O. Box 810                  Present Principal Occupation
Wilton, Connecticut 06897     or Employment (all with LDHC
unless otherwise indicated)   unless otherwise indicated)         Citizenship
==============================================================================
DIRECTORS
------------------------------------------------------------------------------
Daniel R. Finn, Jr.           Executive Vice President              U.S.A.
------------------------------------------------------------------------------
Gerard Louis-Dreyfus*
------------------------------------------------------------------------------
Thomas Scheuer                Vice President and Senior Counsel     U.S.A.
------------------------------------------------------------------------------
Ernest Steiner*
------------------------------------------------------------------------------
EXECUTIVE OFFICERS
(who are not Directors)
------------------------------------------------------------------------------
Robert L. Aiken               Vice President                        U.S.A.
------------------------------------------------------------------------------
Jerome F. Dubrowski           Treasurer                             U.S.A.
------------------------------------------------------------------------------
Deborah J. Neff               Assistant Vice President              U.S.A.
------------------------------------------------------------------------------
R. Bruce Radley               Vice President                        U.S.A.
------------------------------------------------------------------------------
James G. Wayne, Jr.           Executive Vice President              U.S.A.
------------------------------------------------------------------------------
Hal Wolkin                    Vice President                        U.S.A.
==============================================================================





-------------------
* See individual's business address, present principal occupation and citizenship as set forth above under SALD.

                                                                       ANNEX C


LOUIS DREYFUS COMMERCIAL ACTIVITIES INC. ("LDCA")

==============================================================================
Name and Business Address
(all business addresses are
Louis Dreyfus Commerical
  Activities Inc.
10 Westport Road
P.O. Box 810                  Present Principal Occupation
Wilton, Connecticut 06897     or Employment (all with LDCA
unless otherwise indicated)   unless otherwise indicated)         Citizenship
==============================================================================
DIRECTORS
------------------------------------------------------------------------------
None--Louis Dreyfus Holding
Company Inc. acts as
Management
------------------------------------------------------------------------------
EXECUTIVE OFFICERS
------------------------------------------------------------------------------
Jeffrey R. Gilman             Vice President and Treasurer          U.S.A.
------------------------------------------------------------------------------
Peter B. Griffin              Vice President                        U.S.A.
------------------------------------------------------------------------------
Ernest Steiner*
------------------------------------------------------------------------------
Hal Wolkin**
==============================================================================








-------------------
* See individual's business address, present principal occupation and citizenship as set forth above under SALD.
**See individual's business address, present principal occupation and citizenship as set forth above under LDHC.

                                                                       ANNEX D


LOUIS DREYFUS NATURAL GAS HOLDINGS CORP. ("NGHC")

==============================================================================
Name and Business Address
(all business addresses are
Louis Dreyfus Natural Gas
  Holdings Corp.
3411 Silverside Road
Baynard Building, Ste 210E    Present Principal Occupation
Wilmington, Delaware 19810    or Employment (all with NGHC
unless otherwise indicated)   unless otherwise indicated)          Citizenship
==============================================================================
DIRECTORS
------------------------------------------------------------------------------
Robert L. Bryant              President of United Manufacturing       U.S.A.
United Manufacturing          Company, an industrial
  Company                     manufacturing company
24 Blevins Drive
New Castle, Delaware 19720
------------------------------------------------------------------------------
Fil E. Spizzirro              Business Consultant                     U.S.A.
------------------------------------------------------------------------------
Gordon W. Stewart             Attorney, President of Stewart &        U.S.A.
Stewart and Associates        Associates, a professional law
1201 Market Street            association
Suite 1700
Chemical Bank Plaza
Wilmington, Delaware 19801
------------------------------------------------------------------------------
EXECUTIVE OFFICERS
(who are not Directors)
------------------------------------------------------------------------------
Connie Linhart                President and Treasurer                 U.S.A.
==============================================================================

                                                                      ANNEX E

                            OWNERSHIP OF COMMON STOCK


=========================================================================
Executive Officer                               Number of Shares
or Director                                    Beneficially Owned
==============================================================================
Daniel R. Finn, Jr.                              13,000 shares*
-------------------------------------------------------------------------
Gerard Louis-Dreyfus                             11,000 shares*
-------------------------------------------------------------------------
Ernest F. Steiner                                 2,500 shares
=========================================================================














-------------------
* Includes 8,000 shares which the named individual has the right to acquire by exercise of currently exercisable stock options granted under the Issuer's Stock Option Plan.

                                  EXHIBIT INDEX

  EXHIBIT
    NO.                DOCUMENT
  -------              --------

     1       Written Agreement of SALD, LDHC, LDCA
             and NGHC relating to the filing of
             this Amendment as required by Rule
             13d-1(f).

    *2       Pledge Agreement dated as of December 23,
             1994 among SALD, Societe Generale, Banque
             Nationale de Paris, Credit Lyonnais, Caisse
             Centrale des Banques Populaires, Banque
             Francaise du Commerce Exterieur, Caisse
             Nationale de Credit Agricole, Credit
             Industriel et Commercial, Banque Indosuez and Credit National.

     3       Subordinate Pledge Agreement dated as of
             December 27 1995 among SALD, Societe
             Generale and Banque Nationale de Paris.

     4       Registration Rights Agreement dated
             as of November 9, 1993 between the
             Issuer and NGHC.

     5       Assignment and Assumption Agreement
             dated as of December 20, 1994 among SALD, Societe Generale, Banque Nationale de Paris,
             Credit Lyonnais, Caisse Centrale des Banques
             Populaires, Banque Francaise du Commerce
             Exterieur, Caisse Nationale de Credit
             Agricole, Credit Industriel et Commercial,
             Banque Indosuez and Credit National.

     6       Subordinate Assignment and Assumption
             Agreement dated as of December 27, 1995
             among SALD, Societe General and Banque
             Nationale de Paris.

-------------------
* Filed as an exhibit to Amendment No. 1 to the Schedule 13D of the Louis Dreyfus Group dated January 1, 1995.